

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

JENNI EARLE, INC.

the original of which was filed in this office on the 5th day of August, 2022.





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IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 5th day of August, 2022.

Elaine F. Marshall

Secretary of State

SOSID: 2465264
Date Filed: 8/5/2022 2:12:00 PM
Elaine F. Marshall
North Carolina Secretary of State
C2022 217 00268

ARTICLES OF INCORPORATION

OF

JENNI EARLE, INC.

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is:

   Jenni Earle, Inc.

2. The number of shares the corporation is authorized to issue is Ten Million (10,000,000) shares of Common Stock, par value of $0.0001 per share.

3. The name and address of the incorporator are as follows: Jennifer Earle Hopkins, 121 East Devonshire Street, Winston Salem, North Carolina 27127, Forsyth County.

4. The street address of the initial registered office of the corporation is 230 North Elm Street, Suite 1500, Greensboro, North Carolina 27401, Guilford County, and the mailing address is P.O. Box 21847, Greensboro, North Carolina 27420, Guilford County, and the initial registered agent at such address is Schell Bray PLLC.

5. To the fullest extent permitted by the North Carolina Business Corporation Act as now in effect or as it may hereafter be amended, no person who is serving or who has served as a director of the corporation shall be personally liable to the corporation or any of its shareholders for monetary damages for breach of duty as a director. No amendment or repeal of this article, nor the addition of any provision to these Articles of Incorporation inconsistent with this article, shall eliminate or reduce the protection granted herein with respect to any matter that occurred prior to such amendment, repeal, or addition.

6. These Articles of Incorporation will be effective upon filing.

This the 5th day of August, 2022.

Jennifer Earle Hopkins
Incorporator

SOSID: 1614907
Date Filed: 8/3/2017 10:33:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2017 206 00062

State of North Carolina
Department of the Secretary of State

Limited Liability Company
ARTICLES OF ORGANIZATION

Pursuant to §57D-2-20 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Organization for the purpose of forming a limited liability company.

1. The name of the limited liability company is: Jenni Earle, LLC
(See Item 1of the Instructions for appropriate entity designation)

2. The name and address of each person executing these articles of organization is as follows: (State whether each person is executing these articles of organization in the capacity of a member, organizer or both. **Note: This document must be signed by all persons listed.**)

Name	Address	Capacity
Jennifer Earle Hopkins	121 E. Devonshire Street Winston-Salem, NC 27127	member (owner/designer)

3. The name of the initial registered agent is: Jennifer Earle Hopkins

4. The street address and county of the initial registered agent office of the limited liability company is:

Number and Street 121 East Devonshire Street

City Winston-Salem State: NC Zip Code: 27127 County: Forsyth

5. The mailing address, if different from the street address, of the initial registered agent office is:

Number and Street ____________________

City ____________ State: NC Zip Code: ________ County: ____________

6. Principal office information: (Select either a or b.)

a. ☐ The limited liability company has a principal office.

The principal office telephone number: ____________________

The street address and county of the principal office of the limited liability company is:

Number and Street: ____________________

City: ____________ State: ______ Zip Code: ________ County: ____________

The <u>mailing address</u>, if different from the street address, of the principal office of the company is:

Number and Street: _____

City: _____ State: _____ Zip Code: _____ County: _____

b. ☒ The limited liability company does not have a principal office.

7. Any other provisions which the limited liability company elects to include (e.g., the purpose of the entity) are attached.

8. **(Optional):** Listing of Company Officials (See instructions on the importance of listing the company officials in the creation document.

Name	Title	Business Address
Jenni Earle Hopkins	member / organizer	121 E. Devonshire Street, Winston-Salem, NC 27127

9. **(Optional):** Please provide a business e-mail address. *Privacy Redaction* The Secretary of State's Office will e-mail the business a[ ] a document is filed. The e-mail provided will not be vie[ ] service is offered, please see the instructions for this document.

10. These articles will be effective upon filing, unless a future date is specified:

_____

This is the 13 day of July , 20 17.

Jennifer Earle Hopkins
member / organizer
Signature

Jennifer Earle Hopkins
Type or Print Name and Title
member / organizer

The below space to be used if more than one organizer or member is listed in Item #2 above.

_____   _____

_____   _____
Signature   Signature

_____   _____
Type and Print Name and Title   Type and Print Name and Title

NOTE:
1. Filing fee is $125. This document must be filed with the Secretary of State.